SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2018

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 11, 2018
By:/s/ Vito Culmone
Name: Vito Culmone
Title: Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces First Quarter Fiscal 2018 Results

Positive and sustainable momentum building in Wireless

•	Big Gig data plans offer Canadians everyday choice and value

•	iPhone launched at Freedom Mobile to strong customer demand

•	AWS-1 spectrum refarming complete in Vancouver, Calgary and Edmonton, significantly enhancing Freedom’s addressable market

Consolidated revenue increased 2.7% driven by continued strong performance in Wireless, Consumer Internet and Business

•	First quarter Wireless revenue increased 26.8% compared to the prior year

•	Consumer Internet net gains of 17,000 in the quarter

Calgary, Alberta (January 11, 2018) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter ended November 30, 2017. Chief Executive Officer, Brad Shaw said, “We have created tremendous positive momentum in our Wireless business and we are committed to delivering Canadians sustainable and exceptional value and choice. On the back of our robust LTE-Advanced network, which is improving with every passing day, we launched our Big Gig data plans and the iPhone 8 and iPhone X to strong early demand. With continued improvements to our network and enhanced line up of smartphone devices, customers are recognizing the value proposition of our Big Gig data plans. It is increasingly clear that Canadians have been waiting for a credible wireless alternative and we are ready to deliver.”

Shaw continues to build a best-in-class converged network. In December, the refarm of 10 MHz of AWS-1 spectrum was completed in Vancouver, Calgary and Edmonton, significantly expanding Freedom’s addressable market as the AWS-1 spectrum supports nearly all LTE devices currently in use in Canada. At the same time, the company has also begun deploying the recently acquired 2500 MHz spectrum further improving network quality. With this efficient use of spectrum, millions of Canadians can now bring their own device to Freedom Mobile and enjoy the full benefit of its LTE-Advanced network.

Mr. Shaw added, “Given our balanced approach to Wireline subscriber growth, first quarter results were as expected as we reduce promotional activity and are more selective with retention offers, particularly with video customers. However, demand for our Internet products remains strong and customers continue to value our high-speed services which are available in over 99% of our wireline footprint. Over 90% of new Internet customers are taking speeds of 75 Mbps or faster and over half of those same customers are opting for Shaw’s two-year ValuePlan, showcasing the strength of our network and effectiveness of our flexible packaging options.”

Consolidated revenue from continuing operations for the quarter of $1.25 billion increased by 2.7% over the comparable period. Operating income before restructuring costs and amortization1 for the quarter of $481 million decreased 4.6% over the comparable period.

Selected Financial Highlights

	Three months ended November 30,
			Change
(millions of Canadian dollars except per share amounts)	2017	2016	%
Revenue	1,249	1,216	2.7
Operating income before restructuring costs and amortization [1]	481	504	(4.6)
Operating margin [1]	38.5%	41.4%	(2.9pts )
Free cash flow [1]	51	158	(67.7)
Net income from continuing operations	120	93	29.0
Net income from discontinued operations, net of tax	(6)	(4)
Net income	114	89	28.1
Basic earnings per share	0.22	0.18
Diluted earnings per share	0.22	0.18

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures in the accompanying MD&A.”

Net income for the quarter of $114 million compared to $89 million in the first quarter of fiscal 2017. The increase reflects a prior period non-operating loss partially offset by lower operating income from continuing operations and higher income taxes in the current quarter.

Free cash flow for the quarter of $51 million compared to $158 million in the prior year. The decrease for the quarter was largely due to planned higher capital spending and lower operating income before restructuring costs and amortization.

Wireless revenue and operating income before restructuring costs and amortization of $175 million and $35 million improved 26.8% and 16.7% respectively year-over-year. The improvement in Wireless results is primarily due to an increase of approximately 130,000 subscribers this past year to nearly 1.2 million at the end of the current period.

In the quarter, the Company added approximately 34,000 Wireless subscribers, a significant increase from the 9,500 net additions achieved in the first quarter of fiscal 2017. The increase in the customer base reflects the ongoing execution of our wireless growth strategy to improve the network and customer experience.

First quarter Wireline revenue and operating income before restructuring costs and amortization of $1.08 billion and $446 million decreased 0.4% and 5.9%, respectively. The year-over-year decline in Wireline results was driven primarily by Consumer video flow through of promotions that were initiated in the second half of fiscal 2017. The current quarter also reflects increased levels of planned corporate costs relative to the comparable period. Shaw Business continues to deliver stable results, with revenue in the first quarter of $140 million, representing a 6.1% year-over-year improvement. Growth in Business is primarily related to market share gains in the small and medium-sized businesses driven by the Smart suite of products, now including Smart Surveillance which launched in mid-December.

Wireline subscribers declined by approximately 34,000 in the quarter compared to a loss of approximately 30,000 in the first quarter of 2017. Continued strong Internet gains of over 17,000 in the period were more than offset by video, phone and higher seasonal satellite losses.

Brad Shaw concluded, “We are encouraged by the early results in Wireless from both new and existing customers as we continue to take steps to enhance the customer experience. Although we remain in the early stages of our wireless opportunity, the positive momentum that we have created over the last several months will become increasingly apparent in our results as we move forward.”

Accordingly, the Company is confirming that it remains on track to meet its fiscal 2018 guidance which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion – an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow of approximately $375 million. We expect the majority of the growth in consolidated operating income before restructuring costs and amortization to occur in the back half of the fiscal year.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2017

January 11, 2018

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated January 11, 2018, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2017 and the 2017 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2017 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;

•	asset acquisitions and dispositions;

•	cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	statements about the Company’s equity investments, joint ventures and partnership arrangements

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

Shaw Communications Inc.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;

•	interest;

•	previous performance is indicative of future performance;

•	income tax and exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure;

•	conditions and stability;

•	government regulation;

•	the completion of any transactions; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	general economic, market and business conditions;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s ability to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s ability to close any transactions;

•	the Company’s ability to achieve cost efficiencies;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

Shaw Communications Inc.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

In fiscal 2018, our team has set out to reach several new milestones on our journey towards becoming a leading Canadian connectivity company. We have taken purposeful strides to evolve Shaw’s value proposition – provide leading and innovative products and services, drive operational momentum and enhance our customers’ connectivity experience. From technology to network deployment, marketing to product pricing and packaging, and billing to service delivery, we are developing a connectivity experience made possible through converging platforms that is designed to meet the evolving demands of our customers.

Wireless

In our Wireless business, we have created strong positive momentum and our goal remains simple—to deliver Canadians sustainable and exceptional value and choice with their wireless carrier. On the back of our robust LTE-Advanced network, which is continuously improving, we launched ‘Big Gig’ data plans and the iPhone 8 and iPhone X to strong early demand in November 2017. Customers recognize the value proposition of our Big Gig data plans which has resulted in a significant increase in Freedom Mobile’s retail traffic and online activity. It is increasingly clear that Canadians have been waiting for a credible wireless alternative and we are ready to step in and deliver.

We continue to build a best-in-class converged network. In the fourth quarter of fiscal 2017, we acquired 700 MHz and 2500 MHz wireless spectrum licences from Quebecor Media Inc. This new spectrum has and will continue to materially improve our customers’ experiences and network coverage across our wireless footprint, enhancing our ability to provide true facilities-based competition and affordable wireless services on a more robust network. Most recently, the deployment of the recently acquired 2500 MHz spectrum and the refarm of 10 MHz of AWS-1 spectrum was completed in Vancouver, Calgary and Edmonton, with the refarm in Ontario on track to be completed in the coming months. This efficient use of spectrum significantly expands Shaw’s addressable market as it now supports nearly all LTE devices currently available in Canada, making it easier for millions of Canadians to bring their own device to Freedom Mobile and enjoy the full benefit of our LTE-Advanced network.

We are encouraged by the early results in Wireless from both new and existing customers as we continue to take steps to enhance the customer experience. Although we remain in the early stages of our wireless opportunity, the positive momentum that we have created over the last several months will become increasingly apparent in our results as we move forward.

Wireline

The value of our Internet service is reflected in outstanding results – six consecutive quarters of strong net gains in Internet subscribers. Continued investment in our extensive hybrid co-axial broadband network enables us to offer our WideOpen Internet 150 offering across 99% of our Western Canadian cable footprint. We believe Canadians shouldn’t have limitations on how much they use the Internet. By offering our flagship WideOpen Internet 150 plan with unlimited data, we are providing customers peace of mind in knowing they can stream, download and browse without any penalty for going over monthly data limits. Demand for our Internet products remains strong with over 90% of new Internet customers taking speeds of 75 Mbps or faster and over half of those same customers are opting for Shaw’s two-year ValuePlan, showcasing the strength of our network and the effectiveness of our flexible packaging options.

The launch of Shaw BlueSky TV in mid-2017 provided a new future for our cable video operations, delivering a new premium television product to Canadians. Powered by Comcast’s next generation X1 platform, Shaw BlueSky TV leverages the strength of our network to make this new television experience

Shaw Communications Inc.

possible for our customers. Integrated with Netflix and featuring benefits like voice-controlled remote and advanced search, Shaw BlueSky TV has given customers an elevated video and entertainment experience – one that has never before been available in Canadian homes.

On the shoulders of its Smart suite of products, Shaw Business continues to grow at a steady pace despite recent years of economic challenges experienced in parts of Western Canada. Highlighted by share gains in the small and medium-sized business market, the Business division continues to consistently grow its customer base and revenue. In December 2017, Shaw Business launched its fourth product under this portfolio—Smart Surveillance which, when paired with Smart Security, provides the optimum level of physical security for small businesses.

People & Culture

Building off a strong foundation of leadership discipline and alignment to our core values, Shaw’s team is united by a clear and single purpose which places our customer at the centre of everything we do – to connect people to the world and everything in it.

For more than four decades, our success and strength has been rooted in the quality and integrity of our people, and we are committed to ensuring Shaw is the place where the best people choose to work. We are grateful to every member of our team for making that choice, and for contributing to our ongoing success by caring more, connecting more, and delivering unparalleled customer experiences across the country.

Shaw Communications Inc.

Selected financial and operational highlights

Effective September 1, 2017, and as a result of the restructuring undertaken in fiscal 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as management and costs became increasingly inseparable between the previously reported segments. There was no change to the Wireless operating segment.

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”), previously reported under the Business Infrastructure Services division, to an external party.

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division and the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended November 30
(millions of Canadian dollars except per share amounts)	2017	2016	Change %

Operations:
Revenue	1,249	1,216	2.7
Operating income before restructuring costs and amortization (1)	481	504	(4.6)
Operating margin (1)	38.5%	41.4%	(2.9pts )
Net income from continuing operations	120	93	29.0
Income (loss) from discontinued operations, net of tax	(6)	(4)
Net income	114	89	28.1
Per share data:
Basic earnings per share
Continuing operations	0.23	0.19
Discontinued operations	(0.01)	(0.01)

	0.22	0.18

Diluted earnings per share
Continuing operations	0.23	0.19
Discontinued operations	(0.01)	(0.01)

	0.22	0.18

Weighted average participating shares outstanding during period (millions)	498	487
Funds flow from continuing operations (2)	384	389	(1.3)
Free cash flow(1)	51	158	(67.7)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended
	November 30, 2017	August 31, 2017	November 30, 2017	November 30, 2016
Consumer
Video – Cable	1,653,269	1,671,277	(18,008)	(13,146)
Video – Satellite	753,037	773,542	(20,505)	(15,669)
Internet	1,878,703	1,861,009	17,694	16,964
Phone	908,113	925,531	(17,418)	(17,845)

Total Consumer	5,193,122	5,231,359	(38,237)	(29,696)

Business
Video – Cable	50,334	51,039	(705)	(3,198)
Video – Satellite	31,023	31,535	(512)	(35)
Internet	170,150	170,644	(494)	(2,867)
Phone	333,296	327,199	6,097	5,364

Total Business	584,803	580,417	4,386	(736)

Total Wireline	5,777,925	5,811,776	(33,851)	(30,432)

Wireless
Postpaid	797,141	764,091	33,050	14,307
Prepaid	384,342	383,082	1,260	(4,837)

Total Wireless	1,181,483	1,147,173	34,310	9,470

Total Subscribers	6,959,408	6,958,949	459	(20,962)

Wireline RGUs declined by 33,851 in the quarter compared to a loss of 30,432 in the first quarter of 2017. Continued strong Internet gains of over 17,000 in the current quarter, representing the sixth consecutive quarter of robust net gains, were more than fully offset by cable video, phone and higher seasonal satellite video losses. The Company reduced promotional activity, pursuing more selective retention offers in the quarter, particularly with video customers.

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 34,310 RGUs in the quarter. An expanded handset lineup, simplified packaging and pricing, including the introduction of the Big Gig data plan, and continued investment in the new LTE-Advanced network helped drive subscriber growth while collectively contributing to the compelling value proposition of Freedom Mobile’s offering to thousands of value-conscious Canadians.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the first quarter financial results are as follows:

Revenue

Revenue for the first quarter of fiscal 2018 of $1.25 billion increased $33 million or 2.7% from $1.22 billion for the first quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to growth in the Wireless division, contributing an incremental $37 million or 26.8% in revenue driven by higher postpaid and prepaid RGUs (approximately 130,000 since November 30, 2016) and a slight improvement to average revenue per unit (“ARPU”).

•	The Business division contributed $8 million to the consolidated revenue improvements for the quarter driven primarily by customer growth.

•	Consumer division revenue for the period decreased $12 million or 1.3% compared to the first quarter of fiscal 2017, mainly due to lower cable video revenue driven by prior year promotional pricing flow-through and RGU losses in the quarter. Cable video revenue declines were partially offset by higher Internet revenues driven mostly by the addition of approximately 74,000 Internet RGUs since November 30, 2016 and rate increases introduced in the fourth quarter of fiscal 2017.

Compared to the fourth quarter of fiscal 2017, consolidated revenue for the quarter increased 0.4% or by $5 million. The increase in revenue over the prior quarter relates primarily to subscriber growth in the Wireless division.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the first quarter of fiscal 2018 of $481 million decreased by $23 million or 4.6% from $504 million for the first quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $5 million was more than fully offset by the $28 million or 5.9% decrease in the Wireline division. The decline in the Wireline division related primarily to the flow-through impact of prior year cable video promotional activity and a change in video customer mix, coupled with higher programming costs and increased levels of planned corporate costs.

Compared to the fourth quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter increased $2 million or 0.4% mainly due to growth in the Wireless division.

Free cash flow

Free cash flow for the first quarter of fiscal 2018 of $51 million decreased $107 million from $158 million in the first quarter of fiscal 2017, mainly due to lower operating income before restructuring costs and amortization of $23 million and $84 million of higher planned capital expenditures.

Shaw Communications Inc.

Net income

Net income of $114 million for the three months ended November 30, 2017 compared to $89 million in the comparable period in 2017. The changes in net income are outlined in the following table.

November 30, 2017 net income compared to:
Three months ended
(millions of Canadian dollars)	November 30, 2016
Decreased operating income before restructuring costs and amortization (1)	(23)
Decreased restructuring costs	12
Increased amortization	(32)
Decreased interest expense	5
Increased equity income of an associate or joint venture	3
Change in net other gains/losses and other costs (2)	111
Increased income taxes	(49)
Decreased income from discontinued operations, net of tax	(2)

25

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net other costs includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

The change in net other gains/losses and other costs in the first quarter of fiscal 2018 had a $111 million favourable impact on net income compared to the first quarter of fiscal 2017 primarily due to the prior year provision of $107 million related to the wind down of shomi operations and an increase in the impact of realized and unrealized foreign exchange gains in the current quarter.

Outlook

Shaw confirms that it remains on track to meet its fiscal 2018 guidance which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion – an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow of approximately $375 million. The Company expects the majority of the growth in consolidated operating income before restructuring costs and amortization to occur in the back half of the fiscal year.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Shaw Communications Inc.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Operating income from continuing operations	225	268
Add back (deduct):
Restructuring costs	—	12
Amortization:
Deferred equipment revenue	(9)	(10)
Deferred equipment costs	30	31
Property, plant and equipment, intangibles and other	235	203

Operating income before restructuring costs and amortization	481	504

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended November 30,
	2017	2016	Change %
Wireline	41.5%	43.9%	(2.4pts	)
Wireless	20.0%	21.7%	(1.7pts	)

Combined Wireline and Wireless	38.5%	41.4%	(2.9pts	)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Income from discontinued operations, net of tax	(6)	(4)
Add back (deduct):
Gain (loss) on divestiture, net of tax	(6)	4
Income taxes	—	1
Amortization of property, plant and equipment, intangibles and other	—	1

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	2

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), interest and cash taxes paid or payable that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Revenue
Consumer	935	947	(1.3)
Business	140	132	6.1

Wireline	1,075	1,079	(0.4)
Wireless	175	138	26.8

	1,250	1,217	2.7
Intersegment eliminations	(1)	(1)	—

	1,249	1,216	2.7

Operating income before restructuring costs and amortization (1)
Wireline	446	474	(5.9)
Wireless	35	30	16.7

	481	504	(4.6)

Capital expenditures and equipment costs (net):(2)
Wireline	236	205	15.1
Wireless	117	64	82.8

	353	269	31.2

Free cash flow before the following	128	235	(45.5)
Less:
Interest	(61)	(66)	(7.6)
Cash taxes	(44)	(41)	7.3
Other adjustments:
Dividends from equity accounted associates	23	21	9.5
Non-cash share-based compensation	1	1	—
Pension adjustment	4	4	—
Customer equipment financing	2	2	—
Preferred share dividends	(2)	(2)	—

Free cash flow from continuing operations	51	154	(66.9)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	35	(100.0)
Less:
Capital expenditures	—	(21)	(100.0)
Interest	—	(9)	(100.0)
Cash taxes	—	(1)	(100.0)

Free cash flow from discontinued operations	—	4	(100.0)

Free cash flow	51	158	(67.7)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Consumer	935	947	(1.3)
Business	140	132	6.1

Wireline Revenue	1,075	1,079	(0.4)
Operating income before restructuring costs and amortization (1)	446	474	(5.9)

Operating margin (1)	41.5%	43.9%	(2.4pts )

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

In the first quarter of fiscal 2018, Wireline RGUs decreased by 33,851 compared to a 30,432 RGU loss in the first quarter of fiscal 2017. RGU disconnects were driven primarily by a reduction in promotional activity and more selective retention offers, particularly with cable video customers, and higher seasonal satellite Video losses.

Revenue highlights include:

•	Consumer revenue for the first quarter of fiscal 2018 decreased by $12 million or 1.3% compared to the first quarter of fiscal 2017. Higher revenue generated by Internet rate adjustments and incremental RGUs were fully offset by the impact of reductions to cable video, phone and satellite video RGUs, as well as a change in video customer mix with new subscribers choosing different packages relative to a year ago.

•	As compared to the fourth quarter of fiscal 2017, the current quarter revenue decreased slightly by $2 million or 0.2%.

•	Business revenue of $140 million for the first quarter of fiscal 2018 was up $8 million or 6.1% over the first quarter of fiscal 2017. This was driven by the continued success selling the Smart suite of products, specifically Smart WiFi and Smart Voice, as well as annual rate adjustments.

•	As compared to the fourth quarter of fiscal 2017, the current quarter revenue increased by $4 million or 2.9%.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization for the first quarter of fiscal 2018 of $446 million was down 5.9% or $28 million from $474 million in the first quarter of fiscal 2017. The decline related primarily to the flow-through impact of prior year promotional activity and a change in video customer mix, coupled with higher programming costs and increased planned corporate costs.

•	As compared to the fourth quarter of fiscal 2017, Wireline operating income before restructuring costs and amortization for the current quarter was consistent at $446 million.

Shaw Communications Inc.

Wireless

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Revenue	175	138	26.8
Operating income before restructuring costs and amortization (1)	35	30	16.7

Operating margin (1)	20.0%	21.7%	(1.7pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added 34,310 RGUs in the first quarter of fiscal 2018 as compared to 9,470 RGUs gained in the first quarter of fiscal 2017. An expanded handset lineup, simplified packaging and pricing, including the introduction of the Big Gig plans, and continued investment in the new LTE-Advanced network helped drive continued strong subscriber growth.

Revenue highlights include:

•	Revenue of $175 million for the first quarter of fiscal 2018 was up $37 million or 26.8% over the first quarter of fiscal 2017. The increase in revenue was driven primarily by year-over-year growth in both handset and service revenue. Service revenue grew as a result of increased postpaid and prepaid RGUs, and improved ARPU of $37.52 as compared to $36.79 in the first quarter of fiscal 2017.

•	As compared to the fourth quarter of fiscal 2017, the current quarter revenue increased $3 million or 1.7%.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization of $35 million for the first quarter of fiscal 2018 improved by $5 million or 16.7% over the first quarter of fiscal 2017. The improvements were driven primarily by increased revenue offset partially by an increase in marketing, network, and other commercial costs associated with onboarding new subscribers and expanding the LTE-Advanced network.

•	As compared to the fourth quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter increased $2 million or 6.1%.

Capital expenditures and equipment costs

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Wireline
New housing development	29	22	31.8
Success based	92	81	13.6
Upgrades and enhancements	93	72	29.2
Replacement	7	6	16.7
Building and other	15	24	(37.5)

Total as per Note 4 to the unaudited interim consolidated financial statements	236	205	15.1

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	117	64	82.8

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	353	269	31.2

In the first quarter of fiscal 2018, capital investment from continuing operations was $353 million, a $84 million or 31% increase over the comparable period in fiscal 2017, driven by added capital expenditures of $53 million in the Wireless division, $19 million in Wireline network infrastructure and broadband capacity expansion expenditures, $11 million in success based customer equipment and $7 million in

Shaw Communications Inc.

growth and upgrade equipment related to residential and business customer acquisition. These increases were partially offset by a lower investment in corporate facilities and other projects.

Wireline highlights include:

•	Success based capital for the quarter of $92 million was $11 million higher than in the first quarter of fiscal 2017. The increase was primarily driven by purchases of advanced Internet Wi-Fi modems and video equipment costs related to BlueSky TV activations.

•	For the quarter, investment in the combined upgrades and enhancement, and replacement categories was $100 million, a $22 million or 28% increase over the prior year driven by higher planned spend on network upgrades in support of enhanced broadband capacity and DOCSIS 3.1 infrastructure.

•	Buildings and other decreased $9 million over the comparable quarter mainly due to reduced spend on corporate facilities.

Wireless highlights include:

•	Capital investment of $117 million in the first quarter related primarily to investment for the continued improvement in network infrastructure, specifically the completion of the LTE-Advanced network rollout, spectrum refarming, and back office system upgrades.

Discontinued operations

Shaw Tracking

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business are classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities is expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017.

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Revenue	1	8

Operating, general and administrative expenses
Employee salaries and benefits	—	2
Purchases of goods and services	1	4

	—	6
Restructuring	—	—
Amortization	—	(1)
Impairment of goodwill/disposal group	—	—

Income from discontinued operations before tax and loss on divestiture	—	3
Income taxes	—	1

Income from discontinued operations, net of tax, before loss on divestiture	—	2
Loss on divestiture, net of tax	(6)	—

Income (loss) from discontinued operations, net of tax	(6)	2

Shaw Communications Inc.

ViaWest, Inc.

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment relating to ViaWest are presented as discontinued operations separate from the Company’s continuing operations. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment.

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Revenue	—	89

Operating, general and administrative expenses
Employee salaries and benefits	—	21
Purchases of goods and services	—	35

	—	56
	—	33
Amortization	—	32
Interest on long-term debt	—	9
Amortization of transaction costs	—	1

Loss from discontinued operations before tax and gain on divestiture	—	(9)
Income taxes	—	(3)

Loss from discontinued operations, net of tax, before gain on divestiture	—	(6)

Loss from discontinued operations, net of tax	—	(6)

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2018
First	1,249	481	120	114	114	0.23	0.22
2017
Fourth	1,244	479	149	481	481	0.30	0.97
Third	1,216	511	164	133	133	0.33	0.27
Second	1,206	503	150	147	147	0.30	0.30
First	1,216	504	93	89	89	0.19	0.18
2016
Fourth	1,212	514	145	154	154	0.29	0.31
Third	1,189	519	78	700	704	0.15	1.45
Second	1,055	466	120	156	164	0.24	0.32

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests

In the first quarter of fiscal 2018, net income decreased $367 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as a $11 million non-operating provision recovery in the prior quarter. See “Other income and expense items” for further details on non-operating items.

In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and a $11 million provision reversal related to the wind down of shomi in the quarter.

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

In the second quarter of fiscal 2017, net income increased $58 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower

Shaw Communications Inc.

income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the quarter.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue changed primarily due to non-recurring charges recorded in the third quarter, including a $54 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate.

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue changed primarily due to a $54 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 million loss from an equity accounted associate.

In the second quarter of fiscal 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations, net of tax, of $30 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenue of $13 million. Net other costs and revenue changed primarily due to an additional $8 million of costs recorded in the quarter related to the acquisition of Freedom Mobile (formerly, WIND Mobile).

Other income and expense items

Amortization

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Amortization revenue (expense)
Deferred equipment revenue	9	10	(10.0)
Deferred equipment costs	(30)	(31)	(3.2)
Property, plant and equipment, intangibles and other	(235)	(203)	15.8

Amortization of property, plant and equipment, intangibles and other increased 15.8% for the three months ended November 30, 2017 over the comparable period due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Amortization of financing costs – long-term debt	1	1	—
Interest expense	61	66	(7.6)

Interest expense for the three-month period ended November 30, 2017 was lower than the comparable period due to lower average outstanding debt balances in the current year. (See note 6 of the interim consolidated unaudited financial statements for further detail.)

Equity income (loss) of an associate or joint venture

For the three-month period ended November 30, 2017 the Company recorded equity income of $30 million, related to its interest in Corus, compared to equity income of $27 million for the comparable period.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the comparable quarter, the category included a $107 million provision in respect of the Company’s investment in shomi, which announced a wind down of operations in fiscal 2017.

Income taxes

Income taxes are higher in the current year mainly due to an increase in net income from continuing operations and the impact of revaluing the deferred income tax assets and liabilities as a result of the increase in the B.C. provincial corporate income tax rate from 11% to 12% effective January 1, 2018.

Financial position

Total assets were $14.3 billion at November 30, 2017. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2017.

Current assets decreased $147 million due to decreases in cash of $62 million, accounts receivable of $50 million, assets held for sale of $61 million, partially offset by increases in inventories of $15 million and other current assets of $11 million. Cash decreased as the funds provided by operations was exceeded by cash outlay for investing and financing activities. Accounts receivable decreased primarily due to the receipt of a commodity tax refund relating to the purchase of spectrum licenses made by Freedom Mobile in fiscal 2017. Assets held for sale as at August 31, 2017 included the assets of the Shaw Tracking business, which was completed on September 15, 2017.

Investments and other assets increased $7 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment increased $96 million due to capital investments in excess of amortization.

Current liabilities decreased $116 million during the quarter due to decrease in accounts payable and accrued liabilities of $15 million, income taxes payable of $69 million, and liabilities held for sale of $39 million, partially offset by increases in provisions of $7 million. Income taxes payable decreased due to

Shaw Communications Inc.

normal course tax installment payments, partially offset by the current period provision. Liabilities held for sale as at August 31, 2017 included the liabilities of the Shaw Tracking business which was completed on September 15, 2017.

Shareholders’ equity increased $31 million due to an increase in share capital of $77 million, which was offset by a decrease in retained earnings of $36 million, accumulated other comprehensive loss of $6 million and contributed surplus of $4 million. Share capital increased due to the issuance of 2,769,336 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). Retained earnings decreased due to dividends of $150 million, partially offset by current year earnings of $114 million. Accumulated other comprehensive loss increased due to the re-measurement recorded on employee benefit plans and the Company’s share of other comprehensive income of associates, which was partially offset by a change in unrealized fair value of derivatives.

As at December 31, 2017, share capital is as reported at November 30, 2017 with the exception of the issuance of a total of 152,150 Class B Non-Voting Shares upon exercise of options under the Company’s stock option plan and the issuance of a total of 625,972 Class B Non-Voting Shares under the Company’s dividend reinvestment plan.

Liquidity and capital resources

In the three-month period ended November 30, 2017, the Company generated $51 million of free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $21 million, proceeds from the sale of the Shaw Tracking business of $18 million, and cash on hand to fund the net working capital change of $17 million, pay common share dividends of $96 million, and make $383 million in investments in long-term assets.

As at November 30, 2017, the Company had $445 million of cash on hand and its $1.5 billion fully undrawn bank credit facility. The facility is used for working capital and general corporate purposes.

As at November 30, 2017, the net debt leverage ratio for the Company is 1.9, which is consistent with August 31, 2017. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

Shaw Communications Inc.

The Company calculates net debt leverage ratio as follows1:

	November 30,		August 31,
(millions of Canadian dollars)	2017		2017
Current portion of Long-Term Debt	1		2
Long-Term Debt	4,299		4,298
50% of Outstanding Preferred Shares	147		147
Cash	(445)		(507)

(A) Net Debt[2]	4,002		3,940

Operating income before restructuring costs and amortization	1,974		1,997
Corus Dividends	90		88

(B) Adjusted operating income before restructuring costs and amortization[2]	2,064		2,085

(A/B) Net debt leverage ratio	1.9	x	1.9	x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)	These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $52 million during the three months ending November 30, 2017.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	<	5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	>	2.00:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at November 30, 2017, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow from Operations

Operating Activities

	Three months ended November 30,
			Change
(millions of Canadian dollars)	2017	2016	%
Funds flow from continuing operations	384	389	(1.3)
Net change in non-cash balances related to operations	(17)	(137)	(87.6)
Operating activities of discontinued operations	(2)	11	(>100.0)

	365	263	38.8

For the three months ended November 30, 2017, funds flow from operating activities increased over the comparable period in fiscal 2017 primarily due to a lower net change in non-cash balances related to operations and lower write-down of assets and investments partially offset by lower operating income

Shaw Communications Inc.

before restructuring costs and amortization. The net change in non-cash working capital balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016	Increase
Cash flow used in investing activities	(350)	(301)	49

For the three months ended November 30, 2017, the cash used in investing activities increased over the comparable period in fiscal 2017 due primarily to higher cash outlays for inventory, capital and intangible expenditures in the current year. This was partially offset by proceeds received from the sale of the Shaw Tracking business of $18 million in the current fiscal year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Bank loans – net borrowings (repayments)	—	(1)
Dividends	(98)	(98)
Issuance of Class B Non-Voting Shares	21	3
Financing activities of discontinued operations	—	18

	(77)	(78)

Accounting standards

The MD&A included in the Company’s August 31, 2017 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Shaw Communications Inc.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018, and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its

Shaw Communications Inc.

standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

Related Party Transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2017 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017. There has been no material change in the Company’s transactions with related parties between August 31, 2017 and November 30, 2017.

Financial Instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2017 and November 30, 2017. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2017 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017.

Risks and Uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2017 Annual Report under “Known Events, Trends, Risks and Uncertainties” in Management’s Discussion and Analysis.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	November 30, 2017	August 31, 2017
ASSETS
Current
Cash	445	507
Accounts receivable	236	286
Inventories	124	109
Other current assets	166	155
Assets held for sale [note 3]	—	61

	971	1,118
Investments and other assets [notes 11 and 12]	944	937
Property, plant and equipment	4,440	4,344
Other long-term assets	258	255
Deferred income tax assets	4	4
Intangibles	7,434	7,435
Goodwill	280	280

	14,331	14,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	898	913
Provisions	83	76
Income taxes payable	82	151
Unearned revenue	212	211
Current portion of long-term debt [notes 6 and 11]	1	2
Liabilities held for sale [note 3]	—	39

	1,276	1,392
Long-term debt [notes 6 and 11]	4,299	4,298
Other long-term liabilities	127	114
Provisions	68	67
Deferred credits	479	490
Deferred income tax liabilities	1,897	1,858

	8,146	8,219
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	6,184	6,153
Non-controlling interests in subsidiaries	1	1

	6,185	6,154

	14,331	14,373

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Revenue [note 4]	1,249	1,216
Operating, general and administrative expenses [note 5]	(768)	(712)
Restructuring costs [note 5]	—	(12)
Amortization:
Deferred equipment revenue	9	10
Deferred equipment costs	(30)	(31)
Property, plant and equipment, intangibles and other	(235)	(203)

Operating income from continuing operations	225	268
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(61)	(66)
Equity income of an associate or joint venture	30	27
Other gains (losses)	4	(107)

Income from continuing operations before income taxes	197	121
Current income tax expense [note 4]	36	36
Deferred income tax expense (recovery)	41	(8)

Net income from continuing operations	120	93
Loss from discontinued operations, net of tax [note 3]	(6)	(4)

Net income	114	89

Net income from continuing operations attributable to:
Equity shareholders	120	93

Loss from discontinued operations attributable to:
Equity shareholders	(6)	(4)

	(6)	(4)

Basic earnings per share [note 8]
Continuing operations	0.23	0.19
Discontinued operations	(0.01)	(0.01)

	0.22	0.18

Diluted earnings per share [note 8]
Continuing operations	0.23	0.19
Discontinued operations	(0.01)	(0.01)

	0.22	0.18

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
Net income	114	89
Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	5	2
Adjustment for hedged items recognized in the period	1	(1)
Share of other comprehensive income (loss) of associates	(1)	8
Discontinued operations:
Exchange differences on translation of a foreign operation	—	27
Exchange differences on translation of US denominated debt hedging a foreign operation	—	(12)

	5	24
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	(11)	17
Discontinued operations	—	—

	(6)	41

Comprehensive income	108	130

Comprehensive income attributable to:
Equity shareholders	108	130
Non-controlling interests in subsidiaries	—	—

	108	130

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2017

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2017	4,090	30	2,164	(131)	6,153	1	6,154
Net income	—	—	114	—	114	—	114
Other comprehensive loss	—	—	—	(6)	(6)	—	(6)

Comprehensive income	—	—	114	(6)	108	—	108
Dividends	—	—	(98)	—	(98)	—	(98)
Dividend reinvestment plan	52	—	(52)	—	—	—	—
Shares issued under stock option plan	25	(5)	—	—	20	—	20
Share-based compensation	—	1	—	—	1	—	1

Balance as at November 30, 2017	4,167	26	2,128	(137)	6,184	1	6,185

Three months ended November 30, 2016

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	89	—	89	—	89
Other comprehensive loss	—	—	—	41	41	—	41

Comprehensive income	—	—	89	41	130	—	130
Dividends	—	—	(99)	—	(99)	—	(99)
Dividend reinvestment plan	49	—	(49)	—	—	—	—
Shares issued under stock option plan	5	(1)	—	—	4	—	4
Share-based compensation	—	1	—	—	1	—	1

Balance as at November 30, 2016	3,853	42	1,849	(11)	5,733	1	5,734

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2017	2016
OPERATING ACTIVITIES
Funds flow from continuing operations [note 10]	384	389
Net change in non-cash balances related to continuing operations	(17)	(137)
Operating activities of discontinued operations	(2)	11

	365	263

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(332)	(226)
Additions to equipment costs (net) [note 4]	(16)	(23)
Additions to other intangibles [note 4]	(35)	(26)
Net (additions) reductions to inventories	(15)	(2)
Proceeds on sale of discontinued operations (note 3)	18	—
Net additions to investments and other assets	23	(9)
Proceeds on disposal of property, plant and equipment	7	—
Investing activities of discontinued operations	—	(15)

	(350)	(301)

FINANCING ACTIVITIES
Debt repayments [note 6]	—	(1)
Issue of Class B Non-Voting Shares [note 7]	21	3
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	(96)
Dividends paid on Preferred Shares	(2)	(2)
Financing activities of discontinued operations	—	18

	(77)	(78)

Effect of currency translation on cash balances	—	—

Increase (decrease) in cash	(62)	(116)
Cash, beginning of the period	507	405

Cash of continuing operations, end of the period	445	289

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the months ended November 30, 2017 were authorized for issue by the Audit Committee of the Board of Directors on January 10, 2018.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2017.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018, and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

3. DISCONTINUED OPERATIONS Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, for proceeds of approximately USD $20, net of working capital adjustments. Accordingly, the operating results and operating cash flows of the Tracking business are presented as discontinued operations separate from the Company’s continuing operations.

The transaction closed on September 15, 2017 and the Company recognized a loss on the divestiture within income from discontinued operations as follows:

November 30, 2017
Proceeds on disposal, net of transaction costs of $nil	18
Net assets disposed	(22)

(4)
Income taxes	2

Loss on divestiture, net of tax	(6)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

The assets and liabilities disposed of were as follows:

$
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

61

Accounts payable and accrued liabilities	8
Deferred credits	33
Deferred income tax liabilities	(2)

22

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended November 30,
	2017	2016
Revenue	1	8

Operating, general and administrative expenses
Employee salaries and benefits	—	2
Purchases of goods and services	1	4

	1	6
Restructuring	—	—
Amortization	—	(1)
Impairment of goodwill/disposal group	—	—

Income from discontinued operations before tax	—	3
Income taxes	—	1

Income from discontinued operations, net of tax, before divestiture	—	2
Loss on divestiture, net of tax	(6)	—

Income (loss) from discontinued operations, net of tax	(6)	2

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

ViaWest

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

A reconciliation of the major classes of line items related to ViaWest constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended November 30,
	2017	2016
Revenue	—	89

	—	89

Operating, general and administrative expenses
Employee salaries and benefits	—	21
Purchases of goods and services	—	35

	—	56

	—	33
Amortization	—	32
Interest on long-term debt	—	9
Amortization of transaction costs	—	1

Loss from discontinued operations before tax	—	(9)
Income taxes	—	(3)

Loss from discontinued operations, net of tax	—	(6)

4. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as costs are increasingly inseparable between these segments. There was no change to the Wireless operating segment.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, and Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public sector entities. The Wireless segment, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta. The previously reported Business Infrastructure Services segment was comprised primarily of the ViaWest operations and as a result, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Wireline segment. Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended November 30,
	2017	2016
Revenue
Wireline	1,075	1,079
Wireless	175	138

	1,250	1,217
Intersegment eliminations	(1)	(1)

	1,249	1,216

Operating income before restructuring costs and amortization
Wireline	446	474
Wireless	35	30

	481	504
Restructuring costs	—	(12)
Amortization	(256)	(224)

Operating income	225	268

Current taxes
Operating	44	41
Other/non-operating	(8)	(5)

	36	36

Capital expenditures

	Three months ended November 30,
	2017	2016
Capital expenditures accrual basis
Wireline	219	181
Wireless	117	64

	336	245

Equipment costs (net of revenue)
Wireline	17	24

Capital expenditures and equipment costs (net)
Wireline	236	205
Wireless	117	64

	353	269

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	332	226
Additions to equipment costs (net)	16	23
Additions to other intangibles	35	26

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	383	275
Increase/decrease in working capital and other liabilities related to capital expenditures	(25)	(7)
Decrease in customer equipment financing receivables	1	1
Less: Proceeds on disposal of property, plant and equipment	(6)	—

Total capital expenditures and equipment costs (net) reported by segments	353	269

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2017	2016
Employee salaries and benefits	199	208
Purchase of goods and services	569	516

	768	724

6. LONG-TERM DEBT

	November 30, 2017			August 31, 2017
	Long-term			Long-term		Long-term
	debt at	Adjustment	Long-term	debt at	Adjustment	debt
	amortized	for finance	debt repayable	amortized	for finance	repayable at
	cost	costs	at maturity	cost	costs	maturity
	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-5.65% due October 1, 2019	1,248	2	1,250	1,247	3	1,250
5.50% due December 7, 2020	498	2	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	498	2	500	498	2	500
3.80% due March 1, 2027	298	2	300	298	2	300
6.75% due November 9, 2039	1,419	31	1,450	1,419	31	1,450

	4,259	41	4,300	4,258	42	4,300
Other
Freedom Mobile—other	1	—	1	2	—	2
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	4,300	41	4,341	4,300	42	4,342
Less current portion (2)	1	—	1	2	—	2

	4,299	41	4,340	4,298	42	4,340

(1)	Current portion of long-term debt includes amounts due within one year in respect of Freedom Mobile’s finance lease obligations.

7. SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2017 are as follows:

			Class B Non-Voting		Series A		Series B
	Class A Shares		Shares		Preferred Shares		Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2017	22,420,064	2	474,350,861	3,795	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	892,100	25	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,877,236	52	—	—	—	—

November 30, 2017	22,420,064	2	477,120,197	3,872	10,012,393	245	1,987,607	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2017	2016
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	120	93
Deduct: dividends on Preferred Shares	(2)	(2)

Net income attributable to common shareholders from continuing operations	118	91
Net income from discontinued operations	(6)	(4)

Net income from discontinued operations attributable to common shareholders	(6)	(4)

Net income attributable to common shareholders	112	87

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	498	487
Effect of dilutive securities (1)	1	1

Weighted average number of Class A Shares and Class B Non-
Voting Shares for diluted earnings per share	499	488

Basic earnings per share ($)
Continuing operations	0.23	0.19
Discontinued operations	(0.01)	(0.01)

Attributable to common shareholders	0.22	0.18

Diluted earnings per share ($)
Continuing operations	0.23	0.19
Discontinued operations	(0.01)	(0.01)

Attributable to common shareholders	0.22	0.18

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2017, 2,383,853 (2016 – 3,562,123) options were excluded from the diluted earnings per share calculation.

9. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2017 are as follows:

	Amount $	Income taxes $	Net $

Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	1	—	1
Share of other comprehensive income of associates	(1)	—	(1)

	7	(2)	5
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(15)	4	(11)

	(8)	2	(6)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Reclassification of loss on available-for-sale investment to income	(1)		(1)
Share of other comprehensive income of associates	8	—	8
Discontinued operations:
Exchange differences on translation of a foreign operation	27	—	27
Exchange differences on translation of US denominated debt hedging a foreign operation	(12)	—	(12)

	25	(1)	24
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	23	(6)	17
Discontinued operations	—	—	—

	48	(7)	41

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2017 $	November 30, 2016 $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	3
Share of other comprehensive income (loss) of associates	7	3
Discontinued operations:
Foreign currency translation adjustments	—	122
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(142)	(139)

	(137)	(11)

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended November 30,
	2017	2016
Net income from continuing operations	120	93
Adjustments to reconcile net income to funds flow from operations:
Amortization	256	224
Deferred income tax expense (recovery)	41	(8)
Share-based compensation	1	1
Defined benefit pension plans	4	4
Equity income of an associate or joint venture	(30)	(27)
Provision for investment loss	—	107
Other	(8)	(5)

Funds flow from continuing operations	384	389

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2017	2016
Interest paid	89	102
Income taxes paid (net of refunds)	113	128
Interest Received	1	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2017	2016
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	52	49

11. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	November 30, 2017		November 30, 2016
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$
Liabilities
Long-term debt (including current portion) (1)	4,300	4,901	5,659	6,211
Contingent liability(2)	—	—	1	1

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(2)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

12. INVESTMENTS AND OTHER ASSETS Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. For the three months ended November 30, 2017, the Company received dividends of $23 (2016—$21) from Corus, of which $nil (2016—$20) were reinvested in additional Corus Class B shares. At November 30, 2017, the Company owned 80,630,383 (2016 – 75,922,254) Corus Class B shares having a fair value of $944 (2016—$919) and representing 39% (2016 – 38%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the three months November 30, 2017 was 39% (2016 – 38%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

	November 30, 2017	August 31, 2017
Current assets	612	525
Non-current assets	5,482	5,543
Current liabilities	(636)	(604)
Non-current liabilities	(2,837)	(2,864)

Net assets	2,621	2,600
Less: non-controlling interests	(154)	(159)

	2,467	2,441

Carrying amount of the investment	903	897

Summarized statement of earnings of Corus:

	Three months ended November 30,
	2017	2016
Revenue	457	468
Net income attributable to:
Shareholders	78	71
Non-controlling interest	7	10

	85	81
Other comprehensive income (loss), attributable to shareholders	(3)	20

Comprehensive income	82	101

Equity income from associates(1)	30	27
Other comprehensive income (loss) from equity accounted associates(1)	(1)	8

	29	35

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three months ended November 30, 2017 and 2016.

13. RESTRUCTURING COSTS

During fiscal 2017, the Company restructured certain operations within the Wireline segment and announced a realignment to integrate certain Consumer/Business operations and Freedom Mobile. The majority of the remaining costs are expected to be paid in the current year. The continuity of the restructuring provisions is as follows.

$
Balance as at September 1, 2017	7
Continuing operations:
Additions	—
Payments	(3)
Discontinued operations:
Additions	—

Balance as at November 30, 2017	4